China Xingbang Industry Group Inc.
7/F West Tower, Star International Mansion,
No. 6-20 Jinsui Rd.,
Tianhe District, Guangzhou,
Guangdong Province, P. R. C.

July 19, 2011

VIA EDGAR
Mr. Jerard Gibson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	China Xingbang Industry Group Inc. Registration Statement on Form 10 Filed June 6, 2011 File No. 000-54429

Dear Mr. Gibson,

China Xingbang Industry Group Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 1, 2011 regarding our Registration Statement on Form 10 (“Form 10”) previously filed on June 6, 2011. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Form 10. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments.  If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.  In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

We acknowledge the Staff’s comment and have added an explanatory note immediately following the cover page of Amendment No. 1.

2.
Please provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research pertaining to your position amongst private-owned enterprises in Chongqing and data compiled by the China State Statistics Bureau, Academy of South China Modern Market Economics, Sinomonitor, and iResearch. Please also confirm that this information is publicly available. Please highlight the specific portions that you are relying upon so that we can reference them easily.

Please find enclosed the following documents:

●         News article with regard to the China GDP and GDP Per Capita from 2004 through 2010, which is publicly available at http://data.caing.com/macro/macro_indicator.html?id=E0001#top with a click on the “Annual Report” button on the right top of the webpage; English translation of the article is filed herein as Exhibit 1.
●         News article with regard to the national retail sales volume in 2005, which is publicly available at http://www.gov.cn/test/2006-02/28/content_213536.html; English translation of this article is filed herein as Exhibit 2.
●         News article with regard to the national retail sales volume in 2010, which is publicly available at http://news.163.com/11/0120/10/6QR78NNA00014JB6.html. English translation of the article is filed herein as Exhibit 3.
●         News article with regard to the positions of our newspapers in the lighting and ceramics sectors, which is publicly available at http://trade.phb168.com/list3245/236915.html and http://trade.phb168.com/list3243/236916.html respectively; English translation of the two articles are filed herein as Exhibit 4 and Exhibit 5 respectively,
●         A report titled “Analysis of Current Application of e-commerce in Home Furnishing Industry and Future Forecast” prepared by Academy of South China Modern Economics, a market data compilation and research institute in China. This report is publicly available at http://www.nfyjy.com/report.html.   Exhibit 6 is an English translation of the relevant sections we relied on.  For your convenience, we have highlighted the sections with regard to the total annual sales volume and the e-commerce volume, the number of home furnishing product manufacturers, the number of distributors and retailers in the home furnishing industry.

Item I. Description of Business

Organization and Consolidated Subsidiaries, page 6

3.
Please provide a brief description of your VIE agreements, including their purpose(s) they serve, as well as the effect(s) on your business. To the extent material, please discuss the termination provisions of your Exclusive Consulting Services Agreement and your Operating Agreement

We have expanded the disclosure with respect to the VIE agreements on page 8 and 9 of Amendment No. 1.

Growth Strategy, page 8

4.
In the first bullet point in this section, you state that you are undergoing a significant shift: in your business model. Please discuss this statement in greater detail, including what effect(s) this will have on your old business. Please include a similar discussion in your MD&A section.

We have expanded the disclosure with respect to the significant shift in our business model on pages 10 of Amendment No. 1.  Since the e-commerce business, i.e. the ju51 Online Mall, has not been launched yet, there is very limited discussion of the new business model in the MD&A section except the revised disclosure with regard to the reasons behind the decreased increase in deferred revenue on page 54 of Amendment No. 1.

Products and Services

Ju51 Online Community, page 10

5.
Please discuss how you derive fees for each separate product or service you offer through your ju51 Online Community. Please also disclose whether such fees are fixed or variable. For example, please disclose whether you receive fees from your registered members and/or your interior designers. In addition, you state on page 11 that you "provide coverage of your business client and its products in [y]our newspaper and [y]our websites." Please disclose whether you receive a separate fee for this, or whether this is included in the consulting fee.

We have revised the disclosure to clarify the operations of the ju51 Online Community on page 12 and page 13.

6.	Please revise better describe the services extended to your registered members and whether your online shops are available to only such members or to all visitors.

We have revised the disclosure to clarify the operations of the ju51 Online Community to disclose that all visitors get free access to all content in the ju51 Online Community, including the online shop.

7.
We note from your disclosure on page 26 that you maintain and depend upon relationships with various third party service providers to generate revenues from your online community. Please discuss these arrangements in greater detail.

In addition to the description of our arrangements with these third parties under the heading “General” in Item 1 of Amendment No. 1 on page 6, we have included expanded discussion of the arrangement in the risk factor on page 28.

Competition, page 16

8.
We note your assertion that you have not found many “meaningful” consulting services providers for the home furnishing industry in China.”  However, we also note your risk factor disclosure on page 24, which states that you may face “intense competition.”  Please revise to reconcile.

We have revised the disclosure to remove the statement that there are no meaningful competitors in the consulting service sector targeted at the home furnishing industry, and to further clarify that the competition for our current consulting services business is limited, but we will face intense competition for our e-commerce business when the ju51 Mall is launched in August 2011. Please find the revised disclosure on page 18 and page 19 of Amendment No. 1.

Government Regulation

Regulations Regarding Foreign Investment in the Chinese Media and Value Added Telecommunication Sector, page 17

9.
We note that management believes that the company’s ownership structure complies with existing laws, rules and regulations of the PRC.  Please tell us whether management has been advised by PRC counsel and, if so, whether if PRC counsel has provided you a legal opinion.  If you have not received counsel, please add a risk factor to clarify that the company has not sought legal counsel and briefly explain the attendant risks arising therefrom.

We did not obtain any legal opinion from PRC legal counsel.  We have added the required disclosure on page 20 and have added a risk factor in this regard on page 33 of Amendment No. 1.

Item lA. Risk Factors

10.	Please include a risk factor to discuss the difficulty of enforcing judgments against a resident of a foreign country.

We have further expanded the risk factor discussing the difficulty of enforcing judgments obtained in the US in the PRC to include the difficulty of enforcing a US judgment against Guangdong Xingbang and our PRC resident officers and directors. Please find the revised disclosure on page 38 of Amendment No. 1.

Failure to protect confidential information of our ju51 online mall customers…page 25

11.	We note the risks regarding your vulnerability to unauthorized access and inadvertent disclosure of confidential information. Please disclose any significant instances of such events.

The ju51 Online Mall is currently under construction.  There has been no unauthorized access or inadvertent disclosure of confidential information so far on the ju51 Online Community website and we have revised the risk factor on page 28 of Amendment No. 1.

If the WFOE exercises the purchase option…page 32

12.
Please explain the risk in greater detail and provide examples of the impact on your business.  We note your statement that it would “not bring immediate benefits” to your company, but the effects are unclear.

We have included revised disclosure on page 34 of Amendment No. 1.

The shareholders of Guangdong Xingbang have potential conflicts of interest...page 32

13.	Please provide examples of the conflicts of interest these shareholders may face.

We have included examples of such potential conflicts of interest in such risk factor of Amendment No. 1.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

14.
Please revise your discussion to disclose information that allows investors to evaluate the nature of assets held by, and the operations of, you and your subsidiaries apart from Guangdong Xingbang.  Additionally, disclose any risks and uncertainties that may result in deconsolidation of Guangdong Xingbang.

We have included revised disclosure in this regard on page 45 of Amendment No. 1., clarifying that we have no assets or operations apart from Guangdong Xingbang.

Results of Operations – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue, page 47

15.	Please disclose the main driver(s) behind the 366 percent increase in consulting revenue.

We have included revised disclosure with regard to the revenue increase on page 49 of Amendment No. 1.

Liquidity and Capital Resources, page 51

16.
We note your disclosure in the last bulleted point on page 52 regarding the decrease in deferred revenue due to fewer consulting and advertising agreements. We also note your shift in business strategy, which you disclose on page 8, and it is unclear whether this decrease is a result of the shift in strategy. To the extent this or other items constitute material trends, please include in the MD&A section a discussion of those trends and how you expect the trends to affect your future business. Refer to Release 33-8350.

Deferred revenue as of March 31, 2011 has actually increased compared to the deferred revenue for the same period in 2010, but to a less extent as compared with prior period in the cash flow statement. The reason for the declined increase was mainly due to management’s extensive effort in the construction of the ju51 Online Mall in the first quarter of 2011. It is also due to reduced clients’ marketing budget caused by the Chinese government’s real estate market policy. Management believes the declined increase in deferred revenue does not constitute a material trend in accordance with the disclosure requirement in Release 33-8350. We have included revised disclosure to explain the reasons for the decline and why management does not believe the change is a major trend on page 54 of Amendment No. 1.

17.
We note that during the three months ended March 31, 2011, you provided two loans totaling approximately $1.1 million to entities under the control of Mr. Xiaohong Yao, your Chairman, CEO and President, as well as a short term loan of $.5 million to his wife, Ms. Dongmei Zhong. Please disclose the business purpose of each of these transactions.

We have included revised disclosure on page 56 of Amendment No. 1.

18.
Please expand your liquidity discussion to describe how cash is transferred to your PRC subsidiary and VIE, and conversely, how earnings and cash arc transferred from your VIE and PRC subsidiary to offshore companies. Additionally, describe any restrictions that restrict your ability to transfer cash within your corporate structure.

We have included expanded disclosure with regard to the transfer of cash among the group and the restrictions on page 56 of Amendment No. 1.

19.
We note from your disclosure in the 1st paragraph on page 35 that certain of your assets and liabilities are denominated in currencies other than the relevant entity's functional currency. Please disclose the types and amounts of these assets and liabilities.

It was an inadvertent error in our disclosure in the Form 10 that certain of our assets and liabilities are denominated in the currencies other than the relevant entity's functional currency.  We have deleted this statement in Amendment No. 1.

Certain Relationships and Related Transaction, and Director Independence, page 60

20.	Please explain the business purpose behind the various loan agreements with related parties.

We have included revised disclosure to the related party loans on page 65 of Amendment No. 1.

Combined Financial Statements as of December 31, 2010 and 2009, page F-11

2.	Group Restructuring, page F-21

21.
Please disclose the ways in which the disclosed contractual arrangements with Guangdong Xingbang can terminate, and whether Guangdong Xingbang can force termination. Additionally, please disclose the term of each agreement, and if there are any conditions that could shorten the term.

We have included descriptions of the termination clauses and terms of each VIE Agreement in the section under the heading “VIE” in footnote No. 2 “Group Restructuring” of Amendment No. 1.

22.
Please revise your disclosure in (A)(iii)(c) to reflect that pursuant to the option agreement, Guangdong Xingbang may not enter into any transaction that could materially affect its assets, liabilities, equity or operations without the prior written consent of Guangzhou Xingbang.

We have included the revised disclosure in (A)(iii)(c) of footnote No. 2 “Group Restructuring” of the financial statements forming part of Amendment No. 1.

23.	Please provide all of the disclosures required by ASC 810-10-50, including, but not limited to the following required disclosures:
•	Qualitative and quantitative information about your involvement with Guangdong Xingbang, including the nature, purpose, size and activities of Guangdong Xingbang, including how it is financed;
•	The carrying amount and classification of Guangdong Xingbang's assets and liabilities, including a qualitative discussion of restrictions on assets; and
•
Separate disclosure on your balance sheets of assets of Guangdong Xingbang that can only settle obligations of Guangdong Xingbang, and liabilities for which creditors to not have recourse to the general creditor of the primary beneficiary.

We have included relevant disclosure required by ASC 810-10-50 in the section under the heading “VIE” in footnote No. 2 “Group Restructuring” in the financial statements forming part of Amendment No. 1.

Item 16. Exhibits and Financial Statement Schedules

(b) Exhibits, page 66

24.	Please file your exclusive advertising arrangement with the Shopping Guide and your related party loan agreements as exhibits or tell us why it is not appropriate. Refer to Item 60l of Regulation S-K.

Please be advised that after our filing of the Form 10, we realized there was a Letter of Authorization from Shopping Guide Press executed in March 2008 at the same time when we entered into the Exclusive Advertising Agency Agreements with Shopping Guide Press with regard to Guzhen Lighting Weekly and China Ceremic Weekly in March 2008.  Pursuant to such Letter of Authorization, Shopping Guide Press authorized us to conduct the news gathering, publish content and solicit advertisement as the advertising agency of Shopping Guide (China Ceramic Weekly) and Shopping Guide (Guzhen Lighting Weekly. We have included the unofficial English translation of the two Exclusive Advertising Agency Agreements with Shopping Guide Press with regard to Guzhen Lighting Weekly and China Ceremic Weekly as exhibits to Amendment No. 1. Please be advised that the pricing arrangements under the two Exclusive Advertising Agency Agreements were intentionally left blank.  Management believes disclosure of such information may put us in an unfavorable position in the relationship with Shopping Guide Press if any of our competitors utilizes such pricing information to our disadvantage in their negotiation with Shopping Guide Press.

The related party loans between Guangdong Xingbang and Mr. Yao, Ms. Zhong and Mr. Yao’s affiliates were made based on oral agreements.  These loans were never memorialized in writing.

*************************

In connection with the responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing.  Please contact our legal counsel, Adam Mimeles, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 should there be any questions or comments regarding the foregoing.

Thank you.

Sincerely,

/s/ Xiaohong Yao

Xiaohong Yao
Chairman of the Board, CEO and President